SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - AERO REPUBLICA BEGINS SERVICE TO PANAMA FROM CARTAGENA, COLOMBIA

Aero Republica Begins Service to Panama From Cartagena, Colombia

Passengers will be able to connect with 36 destinations and 21 countries through Copa Airlines Hub of the Americas in Panama City

          BOGOTA, Colombia, and PANAMA CITY, April 2 /PRNewswire-FirstCall/ -- Aero Republica, subsidiary of Copa Holdings S.A. (NYSE: CPA), began service from Cartagena, Colombia, to Panama City, Panama, on March 31. This new route is being operated with one of Aero Republica’s brand new EMBRAER-190 aircraft with a 106 all-leather seat, single-class configuration.

          Aero Republica’s flight schedule is the following:

Route	Weekly Flights	Departure	Arrival

Cartagena - Panama	3	8:00 a.m.	9:10 a.m.
Panama - Cartagena	3	8:10 p.m.	9:20 p.m.

          “This new route will provide passengers from North, South and Central America, and the Caribbean more access to this attractive destination through efficient connections through Copa Airlines’ Hub of the Americas in Panama City,” mentioned Roberto Junguito, President, Aero Republica.

          Aero Republica now provides international service from four important cities in Colombia into Copa Airlines’ Hub of the Americas in Panama City. The alliance between Aero Republica and Copa Airlines enables intra-regional connectivity for Colombian passengers, who will be able to benefit from code- share agreements between both airlines and connect through Panama with the most important destinations in the region.

          Aero Republica, Colombia’s second-largest domestic carrier, provides service to 12 cities in Colombia, as well as international connectivity with Copa Airlines’ Hub of the Americas from the Colombian cities of Bogota, Cali and Medellin.  Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.

          CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 04/02/2007

	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO